Exhibit 12

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
(Dollars in thousands)	2014	2013
Income from continuing operations before income taxes	$54,502	$81,865
Add:
Interest expense (1)	44,570	49,758
Portion of rents representative of the interest factor	5,775	5,987
Amortization of capitalized interest	—	243
Income as adjusted	$104,847	$137,853

Fixed charges:
Interest expense (1)	$44,570	$49,758
Portion of rents representative of the interest factor	5,775	5,987
Noncontrolling interests (preferred stock dividends of subsidiaries), excluding taxes	7,482	6,960
Total fixed charges	$57,827	$62,705
Ratio of earnings to fixed charges (2)	1.81	2.20

(1)	Interest expense includes both financing interest expense and other interest expense.

(2)
The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. One-third of rent expense is included in fixed charges as the representative portion of interest.